Exhibit 99.1

RIO ALTO REPORTS THE RESUMPTION OF OPERATIONS AT LA ARENA

For Immediate Release	April 10, 2013

Rio Alto Mining Limited (the “Company”) (TSX BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) advises that normal operations have resumed at La Arena mine site. Yesterday, the Company announced that operations were halted due to an industrial incident.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+51 1 625 9900	Phone:	+1 604 628 1401
		Fax:	+1 866 393 4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web:	www.rioaltomining.com